Filed Pursuant to Rule 424(b)(3)

1933 Act File No. 333-297663

August 6, 2026

SUPPLEMENT TO THE

HARTFORD SCHRODERS PRIVATE OPPORTUNITIES FUND
PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION (“SAI”) DATED JULY 24, 2026

This Supplement contains new and additional information and should be read in connection with your Prospectus and SAI.

Proposed Change in Adviser, Sub-Adviser and Board of Trustees

At a meeting of the Board of Trustees (the “Board”) of the Hartford Schroders Private Opportunities Fund (the “Fund”) on August 4-5, 2026, the Board considered and approved, subject to approval by the Fund’s shareholders: (i) the nomination of a new board of trustees for the Fund; (ii) a new investment management agreement between the Fund and Schroder Investment Management North America Inc. (“SIMNA”), the current sub-adviser to the Fund; and (iii) a new sub-advisory agreement with Schroders Capital Management (US) Inc., the current sub-sub-adviser to the Fund (“Schroders Capital” and, together with SIMNA, the “Sub-Advisers”) (collectively, the “Proposals”). The Board also approved a change to the name of the Fund to “Schroders Capital Private Opportunities Fund,” effective as of a date determined by the officers of the Fund.

If the Proposals are approved by shareholders of the Fund at an upcoming Special Meeting of Shareholders: (i) Hartford Funds Management Company, LLC (“HFMC”) will no longer serve as investment adviser and administrator to the Fund; (ii) SIMNA will become the investment manager to the Fund pursuant to a new advisory agreement between SIMNA and the Fund (the “SIMNA Advisory Agreement”); (iii) Schroders Capital will become the sub-adviser to the Fund pursuant to a new sub-advisory agreement between SIMNA and Schroders Capital with respect to the Fund (the “Schroders Capital Sub-Advisory Agreement”); (iv) the current members of the Fund’s Board will resign as trustees; (v) the Board will be reduced in size to six (6) members; and (vi) Jon C. Hunt, Thomas P. Lemke, Nichelle Maynard-Elliott, Jay C. Nadel, Randall S. Yanker, and John G. Alshefski will be elected to the Board.

There will be no changes to the Fund’s investment objective, investment strategy, or management fee as a result of the Proposals.

Shareholders of record on August 21, 2026, or such other date as officers of the Fund in their discretion shall designate (the “Record Date”), will receive a proxy statement, which will contain important information about the Proposals. The proxy statement is expected to be mailed on or about September 1, 2026. The proxy statement will also be available for free on the Securities and Exchange Commission’s website (www.sec.gov). The Special Meeting of Shareholders is expected to be held on or about September 21, 2026 or such other date as officers of the Fund in their discretion shall designate. If the Proposals are approved by shareholders, they are expected to take effect on or about November 16, 2026.

Nuveen, LLC has announced a proposed acquisition of Schroders plc, the ultimate parent company of the Sub-Advisers (the “Schroders Transaction”), which will result in a change of control of such Sub-Advisers. The closing of the Schroders Transaction will be deemed to cause an “assignment” of and cause a termination of the existing sub-advisory agreement between HFMC and SIMNA with respect to the Fund and the existing sub-sub-advisory agreement between SIMNA and Schroders Capital with respect to the Fund.

To ensure continuity, on August 4, 2026, the Board considered and approved an interim sub-advisory agreement between HFMC and SIMNA with respect to the Fund and an interim sub-sub-advisory agreement between SIMNA and Schroders Capital with respect to the Fund, which would become effective upon an automatic termination of the existing sub-advisory agreement between HFMC and SIMNA with respect to the Fund and the existing sub-sub-advisory agreement between SIMNA and Schroders Capital with respect to the Fund. There will also be changes to certain service providers to the Fund but there will be no material changes to the services provided to the Fund or its shareholders as a result.

No shareholder action is requested at this time. The foregoing is not an offer to sell, or a solicitation of an offer to buy, shares of the Fund, nor is it a solicitation of any proxy. Please note that all defined terms used but not otherwise defined in this Supplement have the meanings given to them in the Prospectus and SAI.

This Supplement should be retained with your Prospectus and SAI for future reference.

HV-7798